SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 17, 2020 regarding “Second quarter report 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 17, 2020

Second quarter report 2020

Stockholm, July 17, 2020

Second quarter highlights

•	Sales were SEK 55.6 (54.8) b. Sales adjusted for comparable units and currency were flat YoY.

•

Gross margin excluding restructuring charges improved to 38.2% (36.7%), including the earlier communicated inventory write-down related to Mainland China (SEK -0.9 b., which equals to -1.6 percentage points).

•	Operating income excluding restructuring charges improved to SEK 4.5 b. (8.2% operating margin) from SEK 3.9 b. (7.0% operating margin) driven by improvements in segment Digital Services.

•

Networks sales[1] increased by 4% YoY. Networks operating margin excluding restructuring charges was 14.1% (15.0%) impacted by strategic contracts and the inventory write-down, partly compensated by operational leverage and a favorable business mix.

•	Digital Services operating income excluding restructuring charges was SEK -0.7 (-1.3) b. Gross margin improved driven mainly by higher software sales while sales[1] declined by -5%.

•	Net income was SEK 2.6 (1.8) b.

•	Free cash flow before M&A was SEK 3.2 (1.6) b. Net cash June 30, 2020, was SEK 37.5 (33.8) b.

•	The Covid-19 pandemic had a limited impact on operating income and cash flow in the quarter.

[1]	Adjusted for comparable units and currency.

Planning assumptions highlights (please see page 5 for complete planning assumptions)

•	With current visibility Group financial targets for 2020 and 2022 are maintained.

•

R&D investments in Digital Services are accelerated to capture additional business opportunities. In combination with lower sales, this will likely cause a delay of some quarters in reaching the 2020 financial target. 2022 operating margin target of 10-12% remains firm.

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020	QoQ change	Jan-Jun 2020	Jan-Jun 2019	YoY change
Net sales	55.6	54.8	1%	49.8	12%	105.3	103.7	2%
Sales growth adj. for comparable units and currency	—	—	0%	—	—	—	—	-1%
Gross margin	37.6%	36.6%	—	39.8%	—	38.6%	37.5%	—
Operating income	3.9	3.7	3%	4.3	-11%	8.2	8.6	-6%
Operating margin	6.9%	6.8%	—	8.7%	—	7.7%	8.3%	—
Net income	2.6	1.8	40%	2.3	13%	4.9	4.3	14%
EPS diluted, SEK	0.74	0.51	45%	0.65	14%	1.39	1.21	15%
Measures excl. restructuring charges and other items affecting com parability¹
Gross margin excluding restructuring charges	38.2%	36.7%	—	40.4%	—	39.3%	37.5%	—
Operating income excl. restr. charges & items affecting com parability in 2019 ²	4.5	3.9	18%	4.6	-2%	9.1	7.4	24%
Operating margin excl. restr. charges & items affecting com parability in 2019 ²	8.2%	7.0%	—	9.3%	—	8.7%	7.1%	—
Free cash flow before M&A	3.2	1.6	102%	2.3	40%	5.6	5.1	10%
Net cash, end of period	37.5	33.8	11%	38.4	-2%	37.5	33.8	11%

[1]	Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.
[2]

Excludes restructuring charges in all periods. No other adjustments made in 2020. Jan-Jun 2019 excludes a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.).

1 Ericsson | Second quarter report 2020

CEO comments

The human toll caused by Covid-19, directly and indirectly through a weak economy, is increasingly clear. We continue to put safety of our people as first priority, and more than 80% of our employees are currently working from home. Despite the difficult environment we delivered a solid result. Q2 organic1 sales were flat and gross margin2 improved to 38.2% (36.7%) YoY, including negative effects from strategic contracts. Free cash flow before M&A improved to SEK 3.2 (1.6) b. While the effects of Covid-19 create uncertainties, with current visibility we maintain the full-year targets for the Group.

Networks grew by 4% organically1 and the gross margin2 was 40.5% (41.4%), absorbing a larger share of strategic contracts including 5G volumes in Mainland China where we also took an inventory write-down. The strengthened market position in Mainland China is strategically important as this market is expected to be a driver of critical future requirements and provide us with important scale. The Chinese 5G contracts are expected to be profitable over the life cycle, but had a negative contribution to gross margin in Q2.

Investments in R&D have established us as a leader in 5G, with proven performance and cost of ownership benefits for our customers. We have continued to increase our market share in several markets by leveraging our competitive product portfolio. Profitability in earlier awarded strategic contracts has improved according to plan. We consider strategic contracts to be a natural part of the business and we will stop our forward looking commentary unless there is an extraordinary impact.

Digital Services continues to execute on its turnaround plan with continuous improvements in the underlying business, and a Q2 gross margin2 reaching 43.6% (37.1%), supported by increased software sales. Sales is being impacted by the declining legacy portfolio and Covid-19-related market uncertainty and we expect this negative impact to continue throughout the year. There is however a strong demand for our cloud-native and 5G portfolio, and we have recorded several important tier 1 customer wins in 5G Core that will generate revenues in 2021 and beyond. Encouraged by the success of our offering, we have decided to accelerate R&D investments. These investments have a positive long-term value but will result in increased R&D costs. We are for this reason, in combination with the lower sales, likely to see a delay of some quarters in reaching the 2020 target of low single-digit margin for Digital Services, however, we are staying firm on our 2022 operating margin2 target of 10-12%.

Our patent licensing business continues to perform well due to our strong IPR portfolio. Licensing agreements are often multi-year and term-based and renewals normally require negotiations, particularly in conjunction with introducing new standards such as 5G. Next year, certain agreements are up for renewal and royalty payments can be temporarily affected. The inclusion of 5G patents is expected to strengthen our IPR business further.

At Ericsson, we are committed to conducting business responsibly and with integrity. We continue our efforts to strengthen and improve our Ethics and Compliance program. In the quarter, the three-year term of the monitorship under the resolution with the U.S. authorities started. We look forward to working together with the independent compliance monitor and to benefit from his extensive experience. We fully believe this will help us reach our ambitions.

As we prepare to exit the crisis caused by Covid-19, there is a need to restart economies and make strategic, forward looking investments which we suggest must include the future digital infrastructure. We see many regions around the world increasing investments in this space and as a European company we are concerned that Europe will fall behind. As critical national infrastructure, 5G will be a key determinant for long-term competitiveness of the general economy, and act as a stimulant to accelerate economic growth, attract future investments and speed up technology innovation. I believe Europe must prioritize actions to incentivize investments in the digital infrastructure, to include lowering the cost and speeding up the availability of spectrum.

We are ready to deliver on the promises of 5G, based on our strong 5G portfolio and a resilient balance sheet. We remain positive on the longer-term outlook. Some customers are accelerating their investments while others are temporarily cautious. With current visibility we maintain the Group targets for 2020 and 2022.

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency

[2]	Excluding restructuring charges

2 Ericsson | Second quarter report 2020	CEO comments

Financial highlights

Net sales development

SEK b.	Q2 2020	Q2 2019	YoY change	YoY adj.¹	Q1 2020	QoQ change	Jan-Jun 2020	Jan-Jun 2019	YoY change	YoY adj.¹
Net sales	55.6	54.8	1%	0%	49.8	12%	105.3	103.7	2%	-1%
of which Networks	39.8	37.8	5%	4%	35.1	13%	75.0	71.3	5%	2%
of which Digital Services	8.6	9.0	-5%	-5%	7.3	17%	15.9	16.8	-5%	-7%
of which Managed Services	5.6	6.3	-12%	-12%	5.7	-2%	11.3	12.2	-7%	-9%
of which Emerging Business and Other	1.6	1.7	-4%	-6%	1.6	2%	3.2	3.4	-8%	-7%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

Group reported sales increased by 1% YoY. Sales growth adjusted for comparable units and currency was 0%. 5G deployments in North East Asia contributed positively. Sales in India and Latin America declined, partly due to Covid-19 and macroeconomic instability.

Networks sales adjusted for comparable units and currency increased by 4% YoY with growth in North America and North East Asia while sales declined in Latin America and India.

Digital Services sales adjusted for comparable units and currency decreased by -5% YoY with reduced sales of services and hardware, partly offset by higher sales of software. Services sales declined partly due to Covid-19.

Managed Services sales adjusted for comparable units and currency decreased by -12% YoY, mainly due to lower variable sales in a managed services contract in North America post the merger between two larger operators, and transfer of a managed services contract to Ericsson Nikola Tesla d.d. (an associated company where Ericsson has a 49% ownership).

Emerging Business and Other sales adjusted for comparable units and currency decreased by -6% YoY mainly due to lower sales in Red Bee Media.

IPR licensing revenues increased to SEK 2.8 (2.2) b. YoY mainly due to new contracts signed in the second half of 2019. IPR licensing revenues increased from SEK 2.5 b. QoQ mainly due to quarterly fluctuations in the timing of revenues in certain contracts.

Sequentially, Group reported sales increased by 12% following seasonality and ramp up of 5G deployments in Mainland China.

Income and margin development

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020	QoQ change	Jan-Jun 2020	Jan-Jun 2019	YoY change
Net sales	55.6	54.8	1%	49.8	12%	105.3	103.7	2%
Gross income	20.9	20.1	4%	19.8	6%	40.7	38.9	5%
Gross margin	37.6%	36.6%	—	39.8%	—	38.6%	37.5%	—
Research and development (R&D) expenses	-10.0	-9.5	—	-9.1	—	-19.2	-18.7	—
Selling and administrative expenses	-7.1	-7.0	—	-6.2	—	-13.3	-13.0	—
Impairment losses on trade receivables	0.0	0.2	-72%	-0.2	—	-0.1	0.7	—
Other operating income and expenses	0.1	0.1	98%	0.1	47%	0.2	0.8	-74%
Operating income	3.9	3.7	3%	4.3	-11%	8.2	8.6	-6%
of which Networks	5.3	5.7	-7%	5.8	-10%	11.1	11.2	-1%
of which Digital Services	-0.7	-1.4	—	-1.4	—	-2.1	-3.2	—
of which Managed Services	0.3	0.2	30%	0.4	-36%	0.7	1.5	-54%
of which Emerging Business & Other	-1.0	-0.7	—	-0.5	—	-1.5	-0.8	—
Operating margin	6.9%	6.8%	—	8.7%	—	7.7%	8.3%	—
Financial income and expenses, net	0.3	-0.4	—	-0.9	—	-0.6	-1.0	—
Taxes	-1.6	-1.5	—	-1.1	—	-2.7	-3.3	—
Net income	2.6	1.8	40%	2.3	13%	4.9	4.3	14%
Restructuring charges	-0.7	-0.1	—	-0.3	—	-1.0	-0.3	—
Measures excl. restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	38.2%	36.7%	—	40.4%	—	39.3%	37.5%	—
Operating income excl. restr. charges & items affecting com parability in 2019 ²	4.5	3.9	18%	4.6	-2%	9.1	7.4	24%
Operating margin excl. restr. charges & items affecting com parability in 2019 ²	8.2%	7.0%	—	9.3%	—	8.7%	7.1%	—
Operating margin excluding restructuring charges	8.2%	7.0%	—	9.3%	—	8.7%	8.6%	—

[1]	Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.
[2]

Excludes restructuring charges in all periods. No other adjustments made in 2020. Jan-Jun 2019 excludes a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.).

Gross margin

Gross margin was 37.6% (36.6%). Gross margin excluding restructuring charges improved to 38.2% (36.7%) YoY driven by improvements in Digital Services and Managed Services, as well as a higher share of IPR licensing revenues. A higher share of software sales contributed to the improvement in Digital Services. Managed Services gross margin improved mainly as an effect of efficiency gains. Networks gross margin declined due to a write-down of SEK -0.9 b. for pre-commercial product inventory for the Chinese market as well as a larger share of strategic contracts including 5G in Mainland China. This was partly offset by a favorable business mix and operational leverage.

3 Ericsson | Second quarter report 2020	Financial highlights

Sequentially, gross margin decreased to 37.6% from 39.8%. Gross margin excluding restructuring charges decreased to 38.2% from 40.4% impacted by the inventory write-down of SEK -0.9 b. related to Mainland China. Digital Services gross margin improved supported by lower costs for the remaining critical contracts. Managed Services gross margin declined due to timing of costs. The share of IPR licensing revenues remained stable between the quarters with no effect on gross margin QoQ.

Restructuring charges

Restructuring charges increased to SEK -0.7 (-0.1) b. YoY. Exit of the Edge Gravity business in segment Emerging Business and Other as well as the ongoing restructuring of the acquired antenna and filter business in segment Networks impacted restructuring charges in the quarter.

Research and development (R&D) expenses

R&D expenses increased to SEK -10.0 (-9.5) b. R&D expenses excluding restructuring charges were SEK -9.8 (-9.5) b. R&D expenses increased in segment Networks, while they declined in Digital Services due to a lower net negative impact from capitalized and amortized development expenses.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -7.1 (-7.0) b. SG&A expenses excluding restructuring charges were flat at SEK -6.9 (-6.9) b. with increased investments in digitalization and compliance. Revaluation of customer financing was SEK 0.0 (-0.2) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.0 (0.2) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.1 (0.1) b. Share in earnings of JVs and associated companies was SEK -0.2 (-0.1) b.

Operating income and margin

Operating income improved to SEK 3.9 (3.7) b. YoY. Operating income excluding restructuring charges improved to SEK 4.5 (3.9) b. with a corresponding operating margin improvement to 8.2% (7.0%). The income improvement was driven by Digital Services.

Sequentially, operating income declined to SEK 3.9 b. from SEK 4.3 b. Operating income excluding restructuring charges declined slightly to SEK 4.5 b. from SEK 4.6 b. Increased sales were offset by a reduced gross margin and by seasonally higher operating expenses.

Financial net

Financial net improved to SEK 0.3 (-0.4) b. YoY and from SEK -0.9 b. QoQ, mainly due to positive currency hedge effects following the strengthened SEK to USD. The currency hedge effect was SEK 0.6 b. compared with SEK 0.0 b. in Q2 2019 and SEK -0.5 b. in Q1 2020. The SEK strengthened against the USD between March 31, 2020 (SEK/USD rate 10.13) and June 30, 2020 (SEK/USD rate 9.37).

Taxes

Taxes were SEK -1.6 (-1.5) b. The tax rate in Q2 was 38% compared with 33% in Q1 2020. The increase is due to an increase in non-deductible costs this quarter.

Net income

Net income improved to SEK 2.6 (1.8) b. and EPS diluted improved to SEK 0.74 (0.51) YoY driven by the stronger operating income and the improved financial net.

Employees

The number of employees on June 30, 2020, was 99,800, a net increase of 705 employees in the quarter. The increase is mainly in R&D and service delivery.

Financial highlights, year to date (Jan-June) development

Reported sales increased by 2%. Sales adjusted for comparable units and currency decreased by -1% mainly due to lower services and legacy hardware sales in Digital Services, as well as contract exits in Managed Services. There has been limited negative impact on sales from the Covid-19 pandemic year to date. Networks sales adjusted for comparable units and currency increased by 2%. In the market area dimension, growth in North East Asia and North America has been offset by a decline in market area South East Asia, Oceania and India and in market area Europe and Latin America.

Gross margin increased to 38.6% (37.5%) driven by improvements in Digital Services, mainly due to a sales mix with a higher share of software.

Operating income declined YoY to SEK 8.2 (8.6) b. impacted by increased restructuring charges of SEK -1.0 (-0.3) b. In addition, operating income Q1 2019 was positively impacted by capital gains (SEK 0.8 b.) related to the media businesses, and a reversal of a provision for impairment of trade receivables (SEK 0.7 b.) following customer payment.

Net income year to date improved to SEK 4.9 (4.3) b. supported by an improved financial income and expenses net of SEK -0.6 (-1.0) b.

4 Ericsson | Second quarter report 2020	Financial highlights

Planning assumptions

Market related

•	The RAN equipment market is estimated to grow by 4% for full-year 2020 (Source: Dell’Oro May 2020) with 0% CAGR for 2019-2024 (Source: Dell’Oro Jan 2020).

•	The momentum in North America remains strong and the market is estimated to grow 4% in 2020 (Source: Dell’Oro). The momentum is supported by the merger between two larger operators, upcoming spectrum auctions and an overall demand for 5G.

Ericsson related

Financial targets

•	While the effects of Covid-19 create uncertainties, with current visibility Ericsson sees no reason to adjust 2020 and 2022 full-year targets for the Group.

•	R&D investments in Digital Services are accelerated to capture additional business opportunities. In combination with lower sales, this will likely cause a delay of some quarters in reaching the 2020 target of low single-digit margin for the segment. The 2022 operating margin target for Digital Services of 10-12% remains firm.

Net sales

•	Three-year average reported sales seasonality between Q2 and Q3 is 4%.

•	The revenues from current IPR licensing contract portfolio are approximately SEK 10 b. on an annual basis.

Gross margin

•	The acquired antenna and filter business is expected to have a negative impact on Networks margins in 2020, with a gradual improvement during 2H.

•	The improvements in Digital Services continue, but earnings will vary between quarters depending on business mix, sales seasonality and impact of the remainder of the 45 critical contracts.

•	In Managed Services there will be quarterly variations depending on timing of add-on sales and costs, but underlying margins have been established at a higher level.

R&D and SG&A expenses

•	Expenses typically decrease between Q2 and Q3 due to seasonality.

•	Investments in R&D will continue in line with the focused business strategy.

•	Investments in digitalization, compliance and security will continue to impact SG&A. Somewhat higher expenses are expected for full-year 2020.

Restructuring charges

•	Restructuring charges for full-year 2020 are estimated to be ~1% of sales.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on operating margin.

5 Ericsson | Second quarter report 2020	Financial highlights

Market area sales

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020	QoQ change	Jan-Jun 2020	YoY change
South East Asia, Oceania and India	6.6	7.0	-5%	5.9	11%	12.5	-5%
North East Asia	7.8	6.5	20%	3.9	99%	11.7	13%
North America	18.4	17.7	4%	17.9	3%	36.3	7%
Europe and Latin America	13.1	14.1	-7%	12.2	7%	25.3	-7%
Middle East and Africa	5.4	5.6	-4%	5.8	-7%	11.3	2%
Other¹	4.3	3.9	10%	3.9	9%	8.3	1%

Total	55.6	54.8	1%	49.8	12%	105.3	2%

[1]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available in the back-end tables.

•  Ericsson 5G status on July 17; 54 live networks and 99 commercial agreements with unique operators.

•  Strong growth in North East Asia and continued business momentum in North America.

•  Networks sales continued to grow in Europe, demonstrating our strong product offering.

South East Asia, Oceania and India

Sales declined YoY in Networks due to timing of project deliveries. Sales in India declined mainly due to Covid-19. Managed Services remained stable while Digital Services sales increased YoY due to timing of project milestones.

North East Asia

Sales increased YoY. Networks sales grew, primarily driven by 5G deployment in Mainland China and increased business volumes across the market area. Digital Services sales increased driven by strong sales in Mainland China.

North America

Sales increased YoY. Networks sales grew driven by continued 5G momentum. Digital Services sales decreased due to lower hardware volumes. Managed Services sales decreased, with declining variable sales, post the merger between two larger operators.

Europe and Latin America

Sales decreased YoY due to earlier decisions on Managed Services contract exits and reduced sales in Latin America due to the macroeconomic uncertainty following Covid-19. Networks sales increased in Europe as a result of market share gains, partly offsetting the sales decline in Latin America.

Middle East and Africa

Sales decreased YoY primarily due to macroeconomic uncertainty and delayed investments in Networks and Digital Services. Continued 5G deployments in the Middle East contributed positively. Managed Services sales were stable.

Other

IPR licensing revenues grew to SEK 2.8 (2.2) b. mainly due to new contracts signed in the second half of 2019.

6 Ericsson | Second quarter report 2020	Market area sales

Segment results

Segment Networks

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020
Net sales	39.8	37.8	5%	35.1
Sales growth adj. for comparable units and FX	—	—	4%	—
Gross income	16.0	15.7	2%	15.6
Gross margin	40.2%	41.4%	—	44.4%
Operating income	5.3	5.7	-7%	5.8
Operating margin	13.2%	15.0%	—	16.6%
Restructuring charges	-0.4	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	40.5%	41.4%	—	44.6%
Operating income excl. restructuring charges	5.6	5.7	-1%	5.9
Operating margin excl. restructuring charges	14.1%	15.0%	—	16.8%

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

•  Continued strong momentum for 5G.

•  Continued investments in technology leadership are important to drive gross margin improvements.

•  Operational leverage and favorable business mix partly mitigated the negative impact from strategic contracts.

Net sales

Reported sales increased by 5% YoY, while sales adjusted for comparable units and currency increased by 4%. Sales growth was strong YoY in North America and North East Asia while sales declined YoY in Latin America and India.

Sales increased by 13% QoQ. Growth is mainly driven by 5G investments in North East Asia across several countries.

Gross margin

Gross margin declined to 40.2% (41.4%) YoY. Gross margin excluding restructuring charges declined to 40.5% (41.4%), as a result of an inventory write-down of SEK -0.9 b. for pre-commercial product inventory for the Chinese market and a larger share of strategic contracts including 5G in Mainland China. A favorable business mix, operational leverage and higher IPR licensing revenues had a positive impact on gross margin YoY.

Gross margin excluding restructuring charges decreased to 40.5% from 44.6% QoQ driven by the inventory write-down in Mainland China as well as a larger share of strategic contracts.

Operating income and margin

Operating income decreased to SEK 5.3 (5.7) b. YoY while operating margin decreased to 13.2% (15.0%). Operating margin excluding restructuring charges decreased to 14.1% (15.0%), including a continued negative impact of the acquired antenna and filter business of SEK -0.3 b. Operating expenses increased by SEK -0.8 b., including SEK -0.3 b. of restructuring charges, accelerated R&D investments in 5G and in a broader portfolio of antenna and site solutions as well as an increase in SG&A expenses driven by the increased Group investments in digitalization and compliance.

Operating income excluding restructuring charges declined by SEK -0.3 b. QoQ, while operating margin excluding restructuring charges decreased to 14.1% from 16.8% QoQ. The negative impact from the acquired antenna and filter business remained flat at SEK -0.3 b. QoQ.

Net sales rolling four quarters were SEK 158.7 b. and operating margin excluding restructuring charges was 15.9%.

Segment Digital Services

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020
Net sales	8.6	9.0	-5%	7.3
Sales growth adj. for comparable units and FX	—	—	-5%	—
Gross income	3.7	3.3	13%	2.9
Gross margin	43.6%	36.8%	—	39.9%
Operating income (loss)	-0.7	-1.4	—	-1.4
Operating margin	-8.1%	-15.6%	—	-19.3%
Restructuring charges	0.0	-0.1	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	43.6%	37.1%	—	40.1%
Operating income (loss)excl. restructuring charges	-0.7	-1.3	—	-1.4
Operating margin excl. restructuring charges	-8.5%	-14.6%	—	-19.6%

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

•  Gross margin improved to 43.6% (36.8%) YoY supported by a favorable sales mix with a higher share of software.

•  Sales declined due to lower services and hardware sales.

•  The new portfolio sales grew by 18% in the quarter mainly driven by Cloud Core.

Net sales

Sales as reported and sales adjusted for comparable units and currency both decreased by -5% YoY with reduced sales of services and hardware, partly offset by higher software sales. Services sales declined partly due to market uncertainty related to Covid-19.

The business momentum is strong for the new portfolio which grew by 18% in the quarter and 10% rolling 12 months. Sales of Core products were strong in the quarter and important 5G Core contracts have been signed with several tier 1 operators in 2020, expected to generate revenues in 2021 and beyond.

Gross margin

Gross margin increased to 43.6% (36.8%) YoY supported by a business mix with a higher share of software sales. In addition, increased IPR licensing revenues and lower negative impact from the critical contracts contributed positively.

Gross margin excluding restructuring charges increased to 43.6% from 40.1% QoQ. Q1 2020 was negatively impacted by SEK -0.2 b. in costs from one of the critical contracts while the impact in Q2 2020 was limited. Increased sales had a positive impact on gross margin QoQ.

Operating income (loss)

Operating income (loss) was SEK -0.7 (-1.4) b. Operating income (loss) excluding restructuring charges was SEK -0.7 (-1.3) b. The negative impact from lower sales was compensated by a stronger gross margin. Operating expenses excluding restructuring charges declined by SEK -0.2 b. YoY due to a lower net negative impact from capitalized and amortized development expenses (SEK 0.0 b. Q2 2020 compared with SEK -0.3 b. Q2 2019). While rationalization of the legacy portfolio continues, R&D investments are made in the new portfolio of 5G and cloud-native products.

Operating income excluding restructuring charges improved QoQ supported by seasonally higher sales and a stronger gross margin.

Net sales rolling four quarters were SEK 39.0 b. and operating margin excluding restructuring charges was -6.8%.

7 Ericsson | Second quarter report 2020	Segment results

Segment Managed Services

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020
Net sales	5.6	6.3	-12%	5.7
Sales growth adj. for comparable units and FX	—	—	-12%	—
Gross income	1.0	0.8	23%	0.9
Gross margin	17.1%	12.3%	—	16.3%
Operating income	0.3	0.2	30%	0.4
Operating margin	4.7%	3.2%	—	7.1%
Restructuring charges	0.0	0.0	—	-0.2
Measures excl. restructuring charges
Gross margin excl. restructuring charges	17.2%	12.3%	—	20.6%
Operating income excl. restructuring charges	0.3	0.2	31%	0.7
Operating margin excl. restructuring charges	4.8%	3.2%	—	11.4%

•  Sales declined YoY mainly due to reduced variable sales.

•  Gross margin excl. restr. charges increased YoY mainly as a result of efficiency gains.

•  Further investments in automation, analytics and AI-driven offerings – supporting 5G and efficiency in service delivery.

Net sales

Reported sales declined by -12% YoY. Sales adjusted for comparable units and currency decreased by -12% YoY, mainly due to reduced variable sales in a large contract in North America post the merger between two larger operators, and transfer of a contract from Ericsson to Ericsson Nikola Tesla d.d. (an associated company where Ericsson has a 49% ownership).

Gross margin

Gross margin excluding restructuring charges increased to 17.2% (12.3%) YoY, mainly as a result of efficiency gains.

Gross margin excluding restructuring charges decreased to 17.2% from 20.6% QoQ due to lower sales and seasonally lower costs in Q1.

Gross margin excluding restructuring charges rolling four quarters was 17.6%, a continued increase driven by efficiency gains and automation investments.

Operating income and margin

Operating income excluding restructuring charges was SEK 0.3 (0.2) b. The improvement was driven by higher gross margin.

Operating income excluding restructuring charges declined to SEK 0.3 b. from SEK 0.7 b. QoQ due to seasonally lower costs in Q1 and continued investments in R&D.

Net sales rolling four quarters were SEK 24.7 b. Operating margin excluding restructuring charges rolling four quarters was 7.4%.

Segment Emerging Business and Other

SEK b.	Q2 2020	Q2 2019	YoY change	Q1 2020
Net sales	1.6	1.7	-4%	1.6
Of which Emerging Business and iconectiv	1.1	1.0	3%	1.1
Of which Red Bee Media	0.5	0.6	-15%	0.6
Of which Media Solutions	0.0	0.0	—	-0.1
Sales growth adj. for comparable units and FX	—	—	-6%	—
Gross income	0.2	0.3	-35%	0.3
Gross margin	12.6%	18.5%	—	21.7%
Operating income (loss)	-1.0	-0.7	—	-0.5
Of which Em. Business, iconectiv & common costs	-0.8	-0.6	—	-0.4
Of which Red Bee Media	0.0	0.0	—	0.0
Of which Media Solutions	-0.1	-0.1	—	-0.1
Operating margin	-60.5%	-44.1%	—	-32.7%
Restructuring charges	-0.3	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	25.3%	19.2%	—	21.9%
Operating income (loss) excl. restructuring charges	-0.6	-0.7	—	-0.5
Operating margin excl. restructuring charges	-39.6%	-42.8%	—	-32.7%

• Continued sales and gross margin growth in Emerging Business. • Operating income excl. restructuring charges improved YoY. • iconectiv delivered stable sales and solid profitability.

Net sales

Reported sales decreased by -4% YoY. Sales adjusted for comparable units and currency decreased by -6% mainly due to lower sales in Red Bee Media. Sales in Emerging Business increased slightly.

Gross margin

Gross margin decreased to 12.6% (18.5%) YoY. Gross margin excluding restructuring charges increased to 25.3% (19.2%). The increase was driven by Emerging Business.

Gross margin decreased to 12.6% from 21.7% QoQ. Gross margin excluding restructuring charges increased to 25.3% from 21.9% QoQ. The improvement was driven by reduced project losses in the legacy media business.

Operating income (loss)

Operating income (loss) excluding restructuring charges was SEK -0.6 (-0.7) b.

Media Solutions operating income was SEK -0.1 (-0.1) b. Operating income includes Ericsson’s 49% share in earnings of the MediaKind business.

Red Bee Media operating income improved as a result of lower operating expenses.

Operating income included restructuring charges of SEK -0.3 b. related to the exit of Edge Gravity (edge content delivery business) in Q2 2020.

Net sales rolling four quarters were SEK 6.5 b.

8 Ericsson | Second quarter report 2020	Segment results

Cash flow and financial position

SEK b.	Q2 2020	Q2 2019	Q1 2020	Jan-Jun 2020	Jan-Jun 2019
Net income adjusted for non-cash items	5.6	5.0	4.7	10.3	10.4

Working capital changes (net operating assets and liabilities)	-0.1	-1.3	-0.4	-0.6	-1.0

Cash flow from operating activities	5.4	3.6	4.3	9.8	9.4

Capex (net) including product development	-1.5	-1.4	-1.3	-2.8	-2.9
Other investing activities and lease liabilities	-0.7	-0.7	-0.6	-1.4	-1.4

Free cash flow before M&A	3.2	1.6	2.3	5.6	5.1

Acquisitions/divestments, net	0.0	0.0	-0.2	-0.3	0.3

Free cash flow	3.2	1.6	2.1	5.3	5.4

Cash flow from investing activities	-0.5	1.0	-5.0	-5.5	4.3
Cash flow from financing activities	-4.6	-4.6	1.4	-3.1	-7.2
Net change in cash and cash equivalents	-2.7	0.0	3.3	0.6	7.1

SEK b.	Jun 30 2020	Jun 30 2019	Mar 31 2020
Gross cash	75.4	69.0	79.5

– Borrowings, current	15.3	2.2	17.8
– Borrowings, non-current	22.6	33.0	23.4

Net cash	37.5	33.8	38.4

Equity	78.5	84.5	79.1
Total assets	276.8	280.4	292.3
Capital turnover (times)	1.3	1.3	1.2
Return on capital employed (%)	9.9%	11.0%	10.2%

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

•	Free cash flow before M&A was SEK 3.2 (1.6) b.

•	Solid net cash position at SEK 37.5 (33.8) b.

•	Moody’s upgraded Ericsson’s ratings to Ba1 with stable outlook.

Cash flow from operating activities

Cash flow from operating activities was SEK 5.4 (3.6) b. Despite sales growth, net operating assets and liabilities remained stable in the quarter. Provisions of SEK 2.1 b. were utilized of which SEK 0.1 b. was related to restructuring. A payment of SEK -1.0 b. was made into the Swedish Pension Trust, as described under “Financial position” below.

Free cash flow

Free cash flow before M&A was SEK 3.2 (1.6) b. Investments in property, plant and equipment were SEK -1.3 (-1.1) b. and capitalized development expenses were SEK -0.2 (-0.4) b.

Free cash flow was SEK 3.2 (1.6) b.

Cash flow from investing and financing activities

Cash flow from investing activities was SEK -0.5 (1.0) b.

Cash flow from financing activities was SEK -4.6 (-4.6) b. Payment of dividends of SEK -2.5 b. were made in the quarter. The dividend is paid in two equal instalments, SEK 0.75 per share in April and SEK 0.75 per share with the record date October 2, 2020.

Cash flow, year to date (Jan-June) development

Free cash flow before M&A year to date was SEK 5.6 (5.1) b. supported by cash flow from operating activities of SEK 9.8 (9.4) b.

Cash flow from investing activities was SEK -5.5 (4.3) b. mainly due to purchase of interest-bearing securities while investments in property, plant and equipment and capitalized development expenses remained stable YoY.

Cash flow from financing activities was SEK -3.1 (-7.2) b. of which payment of dividends was SEK -2.5 (-4.3) b.

Financial position

Gross cash was SEK 75.4 (69.0) b. Gross cash declined by SEK -4.1 b. QoQ mainly as a result of the payment of dividends. Net cash was SEK 37.5 (33.8) b. and decreased by SEK -0.8 b. QoQ.

Liabilities for post-employment benefits decreased in the quarter, to SEK 38.6 b. from SEK 43.0 b., due to higher interest rates in Sweden and due to a payment of SEK -1.0 b. made into the Swedish Pension Trust. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 10.8 b. lower.

As reported in the Q1 2020 earnings report there is a funding need for the Swedish pension plan in 2020. The total need is approximately SEK 4 b. of which SEK 3 b. will be covered by payments into the Swedish Pension Trust. In Q2, SEK 1 b. was paid into the trust and SEK 2 b. is expected to be paid in Q3 2020. The remaining SEK 1 b. funding need is covered by providing a pledged business mortgage to PRI Pensionsgaranti. Details regarding Ericsson’s pension plans can be found in note G1 of the Annual Report.

The average maturity of long-term borrowings as of June 30, 2020, was 2.2 years, a decrease from 2.9 years 12 months earlier.

On June 15, 2020, Moody’s upgraded Ericsson’s ratings to Ba1 with stable outlook.

9 Ericsson | Second quarter report 2020	Cash flow

Parent Company

Income after financial items Jan-June, 2020, was SEK 2.3 (0.8) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 63.3 (51.1) b.

There was a decrease in intercompany lending of SEK 1.0 b. and in intercompany borrowing of SEK 1.5 b. in the second quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 4,923,514 shares from treasury stock were distributed or sold to employees during the second quarter. The holding of treasury stock on June 30, 2020 was 10,532,902 Class B shares.

10 Ericsson | Second quarter report 2020	Parent Company

Other information

Ericsson’s Nomination Committee appointed

On April 23, 2020, Ericsson’s Nomination Committee for the Annual General Meeting 2021 was appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB;

•	Karl Åberg, AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse;

•	Jonas Synnergren, Cevian Capital Partners Limited;

•	Anders Oscarsson, AMF – Försäkring och Fonder; and

•	Ronnie Leten, the Chair of the Board of Directors.

Johan Forssell is the Chair of the Nomination Committee.

Arun Bansal appointed Executive Vice President of Ericsson

On June 10, 2020, it was announced that Ericsson’s Board of Directors has appointed Arun Bansal Executive Vice President (EVP). Bansal will remain in his position as Senior Vice President and Head of Market Area Europe & Latin America. Fredrik Jejdling, will remain as Executive Vice President and Head of Business Area Networks.

With the appointment of Arun Bansal, Ericsson will have two Executive Vice Presidents – one based in Sweden and one outside of Sweden, thus providing Ericsson with greater flexibility for Executive Vice President duties. Fredrik Jejdling will be the first EVP and Arun Bansal the second EVP.

Arun Bansal joined Ericsson in 1995 and is now head of a market area that spans over 110 countries across Europe and Latin America, a position he has held since 2017.

Covid-19 update

The Covid-19 pandemic continues to impact people, society and businesses around the world. The close monitoring of the situation has continued and the Ericsson Global Crisis Management Council and task forces in each Market Area have remained activated throughout the quarter. The health and safety of employees, customers, partners and other stakeholders is Ericsson’s top priority. In June, travel and event restrictions were prolonged until the end of the year and it is also anticipated that most Ericsson employees will be working from home until year-end.

Overall, a limited impact on the Ericsson business has been seen during the first half of the year. The ability to execute early on the business continuity plans secured mitigation in supply, sourcing, logistics and service delivery. Ericsson has remained close to its customers and local suppliers, building customized plans to address specific business needs and to maintain service continuity. The dual mode production strategy and regionalized supply chains have been successful, making it possible to keep the supply chain operational.

11 Ericsson | Second quarter report 2020	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2019. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as for example the one caused by the novel Coronavirus, Covid-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the novel Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods. Although we work to put in place business continuity measures to be able to continue to support our customers’ needs and mitigate any impact to our business, disruptions to the global economy and to the operations and business of our customers, suppliers, and partners could cause disturbances in our operations and may have a material adverse effects on our business and financial position.

Our ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third-parties

Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on our business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.

This report has not been reviewed by Telefonaktiebolaget LM

Ericsson’s auditors.

Date for next report: October 21, 2020

12 Ericsson | Second quarter report 2020	Risk factors

Board assurance

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 17, 2020

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Helena Stjernholm	Ronnie Leten	Jacob Wallenberg
Deputy Chair	Chair	Deputy Chair

Jon Fredrik Baksaas	Jan Carlson	Nora Denzel
Member of the Board	Member of the Board	Member of the Board

Eric A. Elzvik	Kurt Jofs	Kristin S. Rinne
Member of the Board	Member of the Board	Member of the Board

Börje Ekholm
President, CEO and member of the Board

Torbjörn Nyman	Kjell-Åke Soting	Roger Svensson
Member of the Board	Member of the Board	Member of the Board

13 Ericsson | Second quarter report 2020	Board assurance

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on July 17, 2020 starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 713 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 10 713 27 78, +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Peter Olofsson, Head of Corporate Communication

Phone: +46 10 719 18 80

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

14 Ericsson | Second quarter report 2020	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

15 Ericsson | Second quarter report 2020	Forward-looking statements

Financial statements

and other information

16 Ericsson | Second quarter report 2020	Financial statements and other information

Financial statements

Condensed consolidated income statement

	Q2			Jan-Jun
SEK million	2020	2019	Change	2020	2019	Change
Net sales	55,578	54,810	1%	105,328	103,716	2%
Cost of sales	-34,661	-34,739	0%	-64,623	-64,866	0%

Gross income	20,917	20,071	4%	40,705	38,850	5%

Gross margin (%)	37.6%	36.6%		38.6%	37.5%
Research and development expenses	-10,035	-9,518	5%	-19,180	-18,685	3%
Selling and administrative expenses	-7,052	-6,964	1%	-13,290	-12,995	2%
Impairment losses on trade receivables	42	151	-72%	-118	710	-117%

Operating expenses	-17,045	-16,331	4%	-32,588	-30,970	5%

Other operating income and expenses	131	66	98%	220	839	-74%
Shares in earnings of JV and associated companies	-152	-67	127%	-180	-84	114%

Operating income	3,851	3,739	3%	8,157	8,635	-6%

Financial income and expenses, net	292	-441	-166%	-610	-1,046	-42%

Income after financial items	4,143	3,298	26%	7,547	7,589	-1%

Income tax	-1,558	-1,451	7%	-2,682	-3,339	-20%

Net income	2,585	1,847	40%	4,865	4,250	14%

Net income attributable to:
Owners of the Parent Company	2,452	1,705		4,608	4,022
Non-controlling interests	133	142		257	228
Other information
Average number of shares, basic (million)	3,322	3,304		3,320	3,302
Earnings (loss) per share, basic (SEK) ¹)	0.74	0.52		1.39	1.22
Earnings (loss) per share, diluted (SEK) ²)	0.74	0.51		1.39	1.21

1)	Based on net income (loss) attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2020	2019	2020	2019
Net income (loss)	2,585	1,847	4,865	4,250

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	1,482	-2,624	-3,201	-5,450
Revaluation of borrowings due to change in credit risk	-1,032	-108	693	-535
Tax on items that will not be reclassified to profit or loss	-146	601	559	1,257
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	146	-37	-95	-206
Reclassification adjustments on gains/ losses included in profit or loss	71	—	141	—
Changes in cumulative translation adjustments	-3,690	188	-1,479	1,595
Share of other comprehensive income on JV and associated companies	-90	8	-2	46
Tax on items that have been or may be reclassified to profit or loss	-44	7	-9	42

Total other comprehensive income (loss), net of tax	-3,303	-1,965	-3,393	-3,251

Total comprehensive income (loss)	-718	-118	1,472	999

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	-916	-257	1,246	753
Non-controlling interests	198	139	226	246

17 Ericsson | Second quarter report 2020	Financial statements

Condensed consolidated balance sheet

	Jun 30	Mar 31	Dec 31
SEK million	2020	2020	2019
Assets
Non-current assets
Intangible assets
Capitalized development expenses	4,078	4,217	4,040
Goodwill	31,130	33,082	31,200
Intellectual property rights, brands and other intangible assets	2,189	2,583	2,491
Property, plant and equipment	13,996	14,244	13,850
Right-of-use assets	8,251	8,589	8,487
Financial assets
Equity in JV and associated companies	1,415	1,618	1,565
Other investments in shares and participations	1,472	1,410	1,432
Customer finance, non-current	1,553	1,843	2,262
Interest-bearing securities, non-current	24,025	23,335	20,354
Other financial assets, non-current	5,944	7,682	5,614
Deferred tax assets	31,082	31,611	31,174

	125,135	130,214	122,469

Current assets
Inventories	31,917	32,588	30,863
Contract assets	10,971	10,256	12,171
Trade receivables	38,325	42,572	43,069
Customer finance, current	1,001	1,113	1,494
Other current receivables	18,035	19,383	14,479
Interest-bearing securities, current	5,739	7,834	6,759
Cash and cash equivalents	45,655	48,347	45,079

	151,643	162,093	153,914

Total assets	276,778	292,307	276,383

Equity and liabilities
Equity
Stockholders’ equity	79,005	79,841	82,559
Non-controlling interest in equity of subsidiaries	-533	-728	-681

	78,472	79,113	81,878

Non-current liabilities
Post-employment benefits	38,605	43,029	35,817
Provisions, non-current	2,240	2,703	2,679
Deferred tax liabilities	1,164	1,060	1,224
Borrowings, non-current	22,581	23,381	28,257
Lease liabilities, non-current	7,400	7,705	7,595
Other non-current liabilities	1,813	2,178	2,114

	73,803	80,056	77,686

Current liabilities
Provisions, current	8,363	8,357	8,244
Borrowings, current	15,290	17,759	9,439
Lease liabilities, current	2,302	2,396	2,287
Contract liabilities	31,532	34,265	29,041
Trade payables	32,182	29,840	30,403
Other current liabilities	34,834	40,521	37,405

	124,503	133,138	116,819

Total equity and liabilities	276,778	292,307	276,383

Assets pledged as collateral	6,805	5,866	5,901
Contingent liabilities	1,164	1,446	1,527

18 Ericsson | Second quarter report 2020	Financial statements

Condensed consolidated statement of cash flows

	Q2		Jan-Jun		Jan-Dec 2019
SEK million	2020	2019	2020	2019
Operating activities
Net income	2,585	1,847	4,865	4,250	1,840
Adjustments to reconcile net income to cash
Taxes	1,132	310	712	1,114	1,652
Earnings/dividends in JV and associated companies	155	71	185	95	406
Depreciation, amortization and impairment losses	2,156	2,274	4,276	4,600	9,089
Other	-440	450	294	374	1,079

	5,588	4,952	10,332	10,433	14,066

Changes in operating net assets
Inventories	-1,253	-3,065	-1,791	-6,016	261
Customer finance, current and non-current	307	384	1,124	-527	-858
Trade receivables and contract assets	0	3,338	5,559	7,683	10,995
Trade payables	4,104	1,833	1,928	1,853	-372
Provisions and post-employment benefits	-1,189	-480	-971	-3,939	-3,729
Contract liabilities	-1,000	-1,641	2,987	6,822	-1,579
Other operating assets and liabilities, net	-1,108	-1,698	-9,417	-6,921	-1,911

	-139	-1,329	-581	-1,045	2,807

Cash flow from operating activities	5,449	3,623	9,751	9,388	16,873

Investing activities
Investments in property, plant and equipment	-1,327	-1,098	-2,440	-2,412	-5,118
Sales of property, plant and equipment	69	184	95	416	744
Acquisitions/divestments of subsidiaries and other operations, net	-45	3	-253	302	-1,505
Product development	-211	-446	-473	-903	-1,545
Other investing activities	-126	-36	-168	-201	-331
Interest-bearing securities	1,141	2,414	-2,291	7,087	4,214

Cash flow from investing activities	-499	1,021	-5,530	4,289	-3,541

Cash flow before financing activities	4,950	4,644	4,221	13,677	13,332

Financing activities
Dividends paid	-2,489	-3,308	-2,498	-4,294	-4,450
Repayment of lease liabilities	-618	-623	-1,214	-1,227	-2,990
Other financing activities	-1,451	-680	585	-1,690	540

Cash flow from financing activities	-4,558	-4,611	-3,127	-7,211	-6,900

Effect of exchange rate changes on cash	-3,084	13	-518	644	258
Net change in cash and cash equivalents	-2,692	46	576	7,110	6,690

Cash and cash equivalents, beginning of period	48,347	45,453	45,079	38,389	38,389

Cash and cash equivalents, end of period	45,655	45,499	45,655	45,499	45,079

19 Ericsson | Second quarter report 2020	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Jun		Jan-Dec 2019
SEK million	2020	2019
Opening balance	81,878	87,770	87,770
Adjustment due to new accounting standards 1)	—	-249	-249

Adjusted opening balance	81,878	87,521	87,521

Total comprehensive income (loss)	1,472	999	-1,750
Sale/repurchase of own shares	81	86	197
Long-term variable compensation plans	97	221	377
Dividends to shareholders 2)	-5,056	-4,294	-4,450
Transactions with non-controlling interests	—	—	-17

Closing balance	78,472	84,533	81,878

1)	Opening balance adjustment in 2019 due to IFRS 16.
2)	SEK 0.75 per share of the dividend decided by the AGM in April will be paid out in Q3 2020.

Condensed consolidated income statement – isolated quarters

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
Cost of sales	-34,661	-29,962	-41,939	-35,587	-34,739	-30,127

Gross income	20,917	19,788	24,434	21,540	20,071	18,779

Gross margin (% )	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%
Research and development expenses	-10,035	-9,145	-10,633	-9,497	-9,518	-9,167
Selling and administrative expenses	-7,052	-6,238	-8,222	-4,920	-6,964	-6,031
Impairment losses on trade receivables	42	-160	-173	200	151	559

Operating expenses	-17,045	-15,543	-19,028	-14,217	-16,331	-14,639

Other operating income and expenses 1)	131	89	756	-11,305	66	773
Shares in earnings of JV and associated companies	-152	-28	-37	-214	-67	-17

Operating income (loss)	3,851	4,306	6,125	-4,196	3,739	4,896

Financial income and expenses, net	292	-902	-71	-685	-441	-605

Income after financial items	4,143	3,404	6,054	-4,881	3,298	4,291

Taxes	-1,558	-1,124	-1,570	-2,013	-1,451	-1,888

Net income (loss)	2,585	2,280	4,484	-6,894	1,847	2,403

Net income (loss) attributable to:
Owners of the Parent Company	2,452	2,156	4,430	-6,229	1,705	2,317
Non-controlling interests	133	124	54	-665	142	86
Other information
Average number of shares, basic (million)	3,322	3,317	3,313	3,308	3,304	3,300
Earnings (loss) per share, basic (SEK) 2)	0.74	0.65	1.34	-1.89	0.52	0.70
Earnings (loss) per share, diluted (SEK) 3)	0.74	0.65	1.33	-1.89	0.51	0.70

1)	Includes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

20 Ericsson | Second quarter report 2020	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	2,585	2,280	4,484	-6,894	1,847	2,403
Adjustments to reconcile net income to cash
Taxes	1,132	-420	949	-411	310	804
Earnings/ dividends in JV and associated companies	155	30	33	278	71	24
Depreciation, amortization and impairment losses	2,156	2,120	2,290	2,199	2,274	2,326
Other	-440	734	197	508	450	-76

	5,588	4,744	7,953	-4,320	4,952	5,481

Changes in operating net assets
Inventories	-1,253	-538	5,200	1,077	-3,065	-2,951
Customer finance, current and non-current	307	817	-66	-265	384	-911
Trade receivables and contract assets	0	5,559	-3,216	6,528	3,338	4,345
Trade payables	4,104	-2,176	688	-2,913	1,833	20
Provisions and post-em ployment benefits	-1,189	218	-10,509	10,719	-480	-3,459
Contractliabilities	-1,000	3,987	-4,413	-3,988	-1,641	8,463
Other operating assets and liabilities, net	-1,108	-8,309	4,859	151	-1,698	-5,223

	-139	-442	-7,457	11,309	-1,329	284

Cash flow from operating activities	5,449	4,302	496	6,989	3,623	5,765

Investing activities
Investments in property, plant and equipment	-1,327	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	69	26	206	122	184	232
Acquisitions/divestments of subsidiaries and other operations, net	-45	-208	-1,341	-466	3	299
Product development	-211	-262	-329	-313	-446	-457
Other investing activities	-126	-42	-74	-56	-36	-165
Interest-bearing securities	1,141	-3,432	-1,759	-1,114	2,414	4,673

Cash flow from investing activities	-499	-5,031	-4,772	-3,058	1,021	3,268

Cash flow before financing activities	4,950	-729	-4,276	3,931	4,644	9,033

Financing activities
Dividends paid	-2,489	-9	-15	-141	-3,308	-986
Repayment of lease liabilities	-618	-596	-711	-1,052	-623	-604
Other financing activities	-1,451	2,036	834	1,396	-680	-1,010

Cash flow from financing activities	-4,558	1,431	108	203	-4,611	-2,600

Effect of exchange rate changes on cash	-3,084	2,566	-1,936	1,550	13	631
Net change in cash and cash equivalents	-2,692	3,268	-6,104	5,684	46	7,064

Cash and cash equivalents, beginning of period	48,347	45,079	51,183	45,499	45,453	38,389

Cash and cash equivalents, end of period	45,655	48,347	45,079	51,183	45,499	45,453

21 Ericsson | Second Quarter Report 2020	Financial statements

Condensed Parent Company income statement

	Q2		Jan-Jun		Jan-Dec
SEK million	2020	2019	2020	2019	2019
Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross income	—	—	—	—	—
Operating expenses	-241	-236	-492	-757	-1,531
Other operating income and expenses¹)	354	518	934	969	-8,148

Operating income	113	282	442	212	-9,679

Financial net	1,140	649	1,833	596	6,610

income after financial items	1,253	931	2,275	808	-3,069

Transfers to (-)/from untaxed reserves	—	—	—	—	-1,961
Taxes	-144	-45	-318	-76	87

Net income (loss)	1,109	886	1,957	732	-4,943

1)	Includes costs of SEK -10.7 billion in Jan-Dec 2019 related to the resolution of the SEC and DOJ investigations.

Condensed Parent Company statement of comprehensive income (loss)

	Q2		Jan-Jun		Jan-Dec
SEK million	2020	2019	2020	2019	2019
Net income (loss)	1,109	886	1,957	732	-4,943
Revaluation of borrowings due to change in credit risk	-1,032	-108	693	-535	-651
Tax on items that will not be reclassified to profit or loss	212	22	-143	110	134

Total other comprehensive income, net of tax	-820	-86	550	-425	-517

Total comprehensive income (loss)	289	800	2,507	307	-5,460

22 Ericsson | Second Quarter Report 2020	Financial statements

Condensed Parent Company balance sheet

	Jun 30	Dec 31
SEK million	2020	2019
Assets
Fixed assets
Intangible assets	41	58
Tangible assets	369	303
Financial assets1)	111,319	106,156

	111,729	106,517

Current assets
Inventories	—	—
Receivables	25,863	23,166
Short-term investments	5,508	6,328
Cash and cash equivalents	33,813	29,800

	65,184	59,294

Total assets	176,913	165,811

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	29,861	32,222

	78,025	80,386

Provisions	630	668
Non-current liabilities	22,803	28,341
Current liabilities	75,455	56,416

Total stockholders’ equity, provisions and liabilities	176,913	165,811

1) Of which interest-bearing securities, non-current	24,025	20,354

23 Ericsson | Second quarter report 2020	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2019 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2020 that are estimated to have a material impact on the result and financial position of the Company.

Covid-19 impacts on the Financial statements

As noted in our Q1 report, the Covid-19 pandemic has impacted certain lines within our financial statements. Fiscal stimulus provided by governments worldwide has reduced government bond yields and resulted in the significant movement in the capital and equity markets in Q1, although most of these trends have partially reversed in Q2. This meant that movements in certain line items reported in Q1 have largely been offset or reversed in Q2. Figures below are year to date.

In Sweden, the decrease in government bond yields in Q1 was partially reversed in Q2. With additional cash contribution of SEK 1.0 b. and improvement in investment returns in Q2, net pensions liability in Sweden increased by SEK 2.1 b.

Borrowings issued by the Parent Company are held at fair value with changes in value due to changes in credit risk recognized in Other comprehensive income (OCI). The widening of credit spreads for corporate bonds seen in Q1 was partially reversed in Q2, resulting in a positive impact of SEK 0.7 b. recognized in the OCI.

Foreign exchanges rates continued to fluctuate significantly during the period with USD weakening against SEK in Q2, reversing the trend in Q1. This resulted in a net gain on the hedge loan balances used to manage FX execution risk of SEK 0.1 b. recognized within Financial income and expenses in the Consolidated income statement. In general, a weaker SEK in Q1 was strengthened in Q2, resulting in a negative currency translation adjustment of SEK -1.5 b. on consolidation, recognized in the OCI.

The Company currently expect no material changes to expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

The Company also assessed the wider economic impact in the foreseeable future on the expected credit losses model for trade receivables. The Company concluded that the impact is not material but will continue to perform such analysis on a regular basis.

24 Ericsson | Second quarter report 2020	Additional information

Net sales by segment by quarter

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	39,827	35,126	44,448	39,261	37,819	33,481
Of which Products	28,966	24,748	31,159	27,500	26,698	23,765
Of which Services	10,861	10,378	13,289	11,761	11,121	9,716
Digital Services	8,575	7,345	13,168	9,881	8,991	7,817
Of which Products	4,598	3,798	7,338	5,594	4,611	3,937
Of which Services	3,977	3,547	5,830	4,287	4,380	3,880
Managed Services	5,573	5,714	7,027	6,359	6,323	5,856
Emerging Business and Other	1,603	1,565	1,730	1,626	1,677	1,752

Total	55,578	49,750	66,373	57,127	54,810	48,906

	2020		2019
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13%	-21%	13%	4%	13%	-20%
Of which Products	17%	-21%	13%	3%	12%	-20%
Of which Services	5%	-22%	13%	6%	14%	-18%
Digital Services	17%	-44%	33%	10%	15%	-40%
Of which Products	21%	-48%	31%	21%	17%	-47%
Of which Services	12%	-39%	36%	-2%	13%	-30%
Managed Services	-2%	-19%	11%	1%	8%	-15%
Emerging Business and Other	2%	-10%	6%	-3%	-4%	-23%

Total	12%	-25%	16%	4%	12%	-23%

	2020		2019
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5%	5%	7%	9%	17%	17%
Of which Products	8%	4%	5%	9%	20%	22%
Of which Services	-2%	7%	12%	11%	10%	6%
Digital Services	-5%	-6%	1%	10%	2%	8%
Of which Products	0%	-4%	-2%	22%	3%	0%
Of which Services	-9%	-9%	5%	-3%	0%	17%
Managed Services	-12%	-2%	2%	-2%	-3%	-1%
Emerging Business and Other	-4%	-11%	-24%	-33%	-18%	6%

Total	1%	2%	4%	6%	10%	13%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	74,953	35,126	155,009	110,561	71,300	33,481
Of which Products	53,714	24,748	109,122	77,963	50,463	23,765
Of which Services	21,239	10,378	45,887	32,598	20,837	9,716
Digital Services	15,920	7,345	39,857	26,689	16,808	7,817
Of which Products	8,396	3,798	21,480	14,142	8,548	3,937
Of which Services	7,524	3,547	18,377	12,547	8,260	3,880
Managed Services	11,287	5,714	25,565	18,538	12,179	5,856
Emerging Business and Other	3,168	1,565	6,785	5,055	3,429	1,752

Total	105,328	49,750	227,216	160,843	103,716	48,906

	2020		2019
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	5%	12%	14%	17%	17%
Of which Products	6%	4%	13%	16%	21%	22%
Of which Services	2%	7%	10%	9%	9%	6%
Digital Services	-5%	-6%	5%	6%	4%	8%
Of which Products	-2%	-4%	5%	9%	2%	0%
Of which Services	-9%	-9%	4%	4%	8%	17%
Managed Services	-7%	-2%	-1%	-2%	-2%	-1%
Emerging Business and Other	-8%	-11%	-19%	-18%	-7%	6%

Total	2%	2%	8%	9%	11%	13%

25 Ericsson | Second quarter report 2020	Additional information

Sales growth adjusted for comparable units and currency

	2020		2019
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks 1)	4%	0%	2%	4%	11%	10%
Digital Services	-5%	-9%	-3%	5%	-3%	0%
Managed Services	-12%	-5%	-1%	-5%	-6%	-5%
Emerging Business and Other 2)	-6%	-8%	9%	-7%	24%	38%

Total 1)2)	0%	-2%	1%	3%	7%	7%

	2020		2019
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2%	0%	6%	8%	11%	10%
Digital Services	-7%	-9%	-1%	1%	-2%	0%
Managed Services	-9%	-5%	-4%	-5%	-6%	-5%
Emerging Business and Other 1)	-7%	-8%	14%	15%	30%	38%

Total 1)2)	-1%	-2%	4%	5%	7%	7%

1)	Adjusted for Kathrein acquisition made in October 2019.
2)	Adjusted for MediaKind divestment in February 2019.

Gross income and gross margin by segment by quarter

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,022	15,586	18,265	16,327	15,670	14,455
Digital Services	3,738	2,929	4,898	3,749	3,311	2,878
Managed Services	955	933	1,039	1,136	779	1,036
Emerging Business and Other	202	340	232	328	311	410

Total	20,917	19,788	24,434	21,540	20,071	18,779

	2020		2019
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	40.2%	44.4%	41.1%	41.6%	41.4%	43.2%
Digital Services	43.6%	39.9%	37.2%	37.9%	36.8%	36.8%
Managed Services	17.1%	16.3%	14.8%	17.9%	12.3%	17.7%
Emerging Business and Other	12.6%	21.7%	13.4%	20.2%	18.5%	23.4%
Total	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	31,608	15,586	64,717	46,452	30,125	14,455
Digital Services	6,667	2,929	14,836	9,938	6,189	2,878
Managed Services	1,888	933	3,990	2,951	1,815	1,036
Emerging Business and Other	542	340	1,281	1,049	721	410

Total	40,705	19,788	84,824	60,390	38,850	18,779

	2020		2019
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42.2%	44.4%	41.8%	42.0%	42.3%	43.2%
Digital Services	41.9%	39.9%	37.2%	37.2%	36.8%	36.8%
Managed Services	16.7%	16.3%	15.6%	15.9%	14.9%	17.7%
Emerging Business and Other	17.1%	21.7%	18.9%	20.8%	21.0%	23.4%

Total	38.6%	39.8%	37.3%	37.5%	37.5%	38.4%

26 Ericsson | Second quarter report 2020	Additional information

Operating income (loss) and operating margin by segment by quarter

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,255	5,827	6,399	7,216	5,680	5,472
Digital Services	-697	-1,417	-164	-660	-1,405	-1,798
Managed Services	263	408	292	562	203	1,252
Emerging Business and Other	-970	-512	-402	-11,314	-739	-30

Total	3,851	4,306	6,125	-4,196	3,739	4,896

	2020		2019
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.2%	16.6%	14.4%	18.4%	15.0%	16.3%
Digital Services	-8.1%	-19.3%	-1.2%	-6.7%	-15.6%	-23.0%
Managed Services	4.7%	7.1%	4.2%	8.8%	3.2%	21.4%
Emerging Business and Other	-60.5%	-32.7%	-23.2%	-695.8%	-44.1%	-1.7%

Total	6.9%	8.7%	9.2%	-7.3%	6.8%	10.0%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,082	5,827	24,767	18,368	11,152	5,472
Digital Services	-2,114	-1,417	-4,027	-3,863	-3,203	-1,798
Managed Services	671	408	2,309	2,017	1,455	1,252
Emerging Business and Other	-1,482	-512	-12,485	-12,083	-769	-30

Total	8,157	4,306	10,564	4,439	8,635	4,896

	2020		2019
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.8%	16.6%	16.0%	16.6%	15.6%	16.3%
Digital Services	-13.3%	-19.3%	-10.1%	-14.5%	-19.1%	-23.0%
Managed Services	5.9%	7.1%	9.0%	10.9%	11.9%	21.4%
Emerging Business and Other	-46.8%	-32.7%	-184.0%	-239.0%	-22.4%	-1.7%

Total	7.7%	8.7%	4.6%	2.8%	8.3%	10.0%

27 Ericsson | Second quarter report 2020	Additional information

EBITA and EBITA margin by segment by quarter

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,321	5,957	6,447	7,253	5,716	5,552
Digital Services	-563	-1,283	-23	-521	-1,268	-1,638
Managed Services	264	409	293	563	205	1,253
Emerging Business and Other	-913	-456	-323	-11,262	-688	43

Total	4,109	4,627	6,394	-3,967	3,965	5,210

	2020		2019
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.4%	17.0%	14.5%	18.5%	15.1%	16.6%
Digital Services	-6.6%	-17.5%	-0.2%	-5.3%	-14.1%	-21.0%
Managed Services	4.7%	7.2%	4.2%	8.9%	3.2%	21.4%
Emerging Business and Other	-57.0%	-29.1%	-18.7%	-692.6%	-41.0%	2.5%

Total	7.4%	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,278	5,957	24,968	18,521	11,268	5,552
Digital Services	-1,846	-1,283	-3,450	-3,427	-2,906	-1,638
Managed Services	673	409	2,314	2,021	1,458	1,253
Emerging Business and Other	-1,369	-456	-12,230	-11,907	-645	43

Total	8,736	4,627	11,602	5,208	9,175	5,210

	2020		2019
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.0%	17.0%	16.1%	16.8%	15.8%	16.6%
Digital Services	-11.6%	-17.5%	-8.7%	-12.8%	-17.3%	-21.0%
Managed Services	6.0%	7.2%	9.1%	10.9%	12.0%	21.4%
Emerging Business and Other	-43.2%	-29.1%	-180.3%	-235.5%	-18.8%	2.5%

Total	8.3%	9.3%	5.1%	3.2%	8.8%	10.7%

28 Ericsson | Second quarter report 2020	Additional information

Net sales by market area by quarter

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6,582	5,917	9,231	7,432	6,965	6,148
North East Asia	7,790	3,907	9,704	6,356	6,516	3,824
North America	18,407	17,911	17,368	18,985	17,699	16,171
Europe and Latin America 1)2)	13,061	12,241	17,489	14,308	14,085	13,124
Middle East and Africa	5,431	5,829	8,426	6,046	5,641	5,412
Other 1)2)	4,307	3,945	4,155	4,000	3,904	4,227

Total	55,578	49,750	66,373	57,127	54,810	48,906

1) Of which in Sweden	284	227	235	13	149	192
2) Of which in EU*	7,278	6,259	10,572	8,815	8,385	7,957

	2020		2019
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	11%	-36%	24%	7%	13%	-25%
North East Asia	99%	-60%	53%	-2%	70%	-54%
North America	3%	3%	-9%	7%	9%	-10%
Europe and Latin America 1)2)	7%	-30%	22%	2%	7%	-27%
Middle East and Africa	-7%	-31%	39%	7%	4%	-21%
Other 1)2)	9%	-5%	4%	2%	-8%	-5%

Total	12%	-25%	16%	4%	12%	-23%

1) Of which in Sweden	25%	-3%	1708%	-91%	-22%	-49%
2) Of which in EU*	16%	-29%	20%	5%	5%	-23%

	2020		2019
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-5%	-4%	12%	-7%	0%	-4%
North East Asia	20%	2%	16%	10%	37%	13%
North America	4%	11%	-4%	27%	23%	43%
Europe and Latin America 1)2)	-7%	-7%	-2%	-3%	1%	1%
Middle East and Africa	-4%	8%	23%	4%	-3%	-8%
Other 1)2)	10%	-7%	-6%	-13%	-1%	21%

Total	1%	2%	4%	6%	10%	13%

1) Of which in Sweden	91%	18%	-37%	-97%	-75%	-79%
2) Of which in EU*	5%	-4%	2%	4%	-3%	-7%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	12,499	5,917	29,776	20,545	13,113	6,148
North East Asia	11,697	3,907	26,400	16,696	10,340	3,824
North America	36,318	17,911	70,223	52,855	33,870	16,171
Europe and Latin America 1)2)	25,302	12,241	59,006	41,517	27,209	13,124
Middle East and Africa	11,260	5,829	25,525	17,099	11,053	5,412
Other 1)2)	8,252	3,945	16,286	12,131	8,131	4,227

Total	105,328	49,750	227,216	160,843	103,716	48,906

1) Of which in Sweden	511	227	589	354	341	192
2) Of which in EU*	13,537	6,259	35,729	25,157	16,342	7,957

	2020		2019
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-5%	-4%	1%	-4%	-2%	-4%
North East Asia	13%	2%	18%	20%	27%	13%
North America	7%	11%	20%	30%	32%	43%
Europe and Latin America 1)2)	-7%	-7%	-1%	0%	1%	1%
Middle East and Africa	2%	8%	5%	-2%	-5%	-8%
Other 1)2)	1%	-7%	-1%	1%	9%	21%

Total	2%	2%	8%	9%	11%	13%

1) Of which in Sweden	50%	18%	-75%	-82%	-77%	-79%
2) Of which in EU*	1%	-4%	-1%	-2%	-5%	-7%

*)	No sales to UK are included as from 2020.

29 Ericsson | Second quarter report 2020	Additional information

Top 5 countries in sales

	Q2		Jan-Jun
Country, percentage of net sales	2020	2019	2020	2019
United States	35%	33%	36%	34%
China	9%	7%	7%	6%
Japan	3%	3%	4%	3%
Australia	4%	3%	4%	3%
Saudi Arabia	3%	2%	4%	3%

Net sales by market area by segment

	Q2 2020					Jan-Jun 2020
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	4,468	1,078	1,028	8	6,582	8,677	1,850	1,947	25	12,499
North East Asia	6,381	1,180	172	57	7,790	9,162	2,037	375	123	11,697
North America	15,772	1,733	879	23	18,407	31,002	3,280	2,001	35	36,318
Europe and Latin America	7,813	2,633	2,526	89	13,061	15,018	5,017	5,092	175	25,302
Middle East and Africa	3,009	1,450	969	3	5,431	6,585	2,793	1,872	10	11,260
Other	2,384	501	-1	1,423	4,307	4,509	943	0	2,800	8,252

Total	39,827	8,575	5,573	1,603	55,578	74,953	15,920	11,287	3,168	105,328

Share of total	72%	15%	10%	3%	100%	71%	15%	11%	3%	100%

	Q2 2020
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	6%	40%	12%	-53%	11%
North East Asia	129%	38%	-15%	-14%	99%
North America	4%	12%	-22%	92%	3%
Europe and Latin America	8%	10%	-2%	3%	7%
Middle East and Africa	-16%	8%	7%	-57%	-7%
Other	12%	13%	-200%	3%	9%

Total	13%	17%	-2%	2%	12%

	Q2 2020					Jan-Jun 2020
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-11%	17%	-1%	-47%	-5%	-9%	7%	7%	-7%	-5%
North East Asia	19%	28%	-16%	90%	20%	12%	25%	-20%	76%	13%
North America	11%	-22%	-27%	-28%	4%	13%	-19%	-12%	-35%	7%
Europe and Latin America	-4%	-10%	-14%	-2%	-7%	-4%	-9%	-12%	-5%	-7%
Middle East and Africa	-3%	-8%	1%	200%	-4%	6%	-8%	3%	233%	2%
Other	20%	24%	-200%	-6%	10%	8%	10%	-100%	-9%	1%

Total	5%	-5%	-12%	-4%	1%	5%	-5%	-7%	-8%	2%

30 Ericsson | Second quarter report 2020	Additional information

IPR licensing revenues by segment by quarter

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,282	2,019	2,014	1,972	1,845	2,066
Digital Services	501	443	443	433	404	454

Total	2,783	2,462	2,457	2,405	2,249	2,520

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,301	2,019	7,897	5,883	3,911	2,066
Digital Services	944	443	1,734	1,291	858	454

Total	5,245	2,462	9,631	7,174	4,769	2,520

Provisions

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,060	10,923	22,007	11,358	12,033	16,008
Additions¹)	2,116	793	2,438	12,774	1,423	1,401
Utilization/Cash out¹)	-2,066	-673	-12,529	-2,151	-2,084	-1,676
Of which restructuring	-137	-186	-143	-711	-378	-557
Reversal of excess amounts	-192	-124	-842	-128	-88	-125
Reclassification, translation difference and other	-315	141	-151	154	74	-3,575

Closing balance	10,603	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,594	1,202	1,095	1,099	1,743	2,059

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,923	10,923	16,008	16,008	16,008	16,008
Additions	2,909	793	7,172	15,598	2,824	1,401
Utilization/Cash out	-2,739	-673	-7,576	-5,911	-3,760	-1,676
Of which restructuring	-323	-186	-1,789	-1,646	-935	-557
Reversal of excess amounts	-316	-124	-1,183	-341	-213	-125
Reclassification, translation difference and other	-174	141	-3,498	-3,347	-3,501	-3,575

Closing balance	10,603	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,594	1,202	1,095	1,099	1,743	2,059

1)	Includes additions of cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019. Includes payment of SEK 10.1 b. to SEC and DOJ in Q4 2019.

31 Ericsson | Second quarter report 2020	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,327	1,113	1,475	1,231	1,098	1,314
Capitalized development expenses	211	262	329	313	446	457
IPR, brands and other intangible assets	97	1	1	2	—	1

Total	1,635	1,376	1,805	1,546	1,544	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	1,003	1,009	1,100	1,048	919	880
Capitalized development expenses	272	174	256	330	449	520
Goodwill, IPR, brands and other intangible assets	258	321	269	229	226	314

Total	1,533	1,504	1,625	1,607	1,594	1,714

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,440	1,113	5,118	3,643	2,412	1,314
Capitalized development expenses	473	262	1,545	1,216	903	457
IPR, brands and other intangible assets	98	1	4	3	1	1

Total	3,011	1,376	6,667	4,862	3,316	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	2,012	1,009	3,947	2,847	1,799	880
Capitalized development expenses	446	174	1,555	1,299	969	520
Goodwill, IPR, brands and other intangible assets	579	321	1,038	769	540	314

Total	3,037	1,504	6,540	4,915	3,308	1,714

32 Ericsson | Second quarter report 2020	Additional information

Other information

	Q2		Jan-Jun		Jan-Dec
SEK million	2020	2019	2020	2019	2019
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	11	29	11	29	20
Number of shares outstanding, basic, end of period (million)	3,324	3,305	3,324	3,305	3,314
Numbers of shares outstanding, diluted, end of period (million)	3,330	3,327	3,330	3,327	3,328
Average number of treasury shares (million)	12	30	15	32	28
Average number of shares outstanding, basic (million)	3,322	3,304	3,320	3,302	3,306
Average number of shares outstanding, diluted (million) ¹)	3,329	3,325	3,326	3,324	3,320
Earnings (loss) per share, basic (SEK) ²)	0.74	0.52	1.39	1.22	0.67
Earnings (loss) per share, diluted (SEK) ¹)	0.74	0.51	1.39	1.21	0.67
Earnings (loss) per share (non-IFRS), diluted (SEK) ³)	0.94	0.59	1.74	1.39	1.07
Ratios
Days sales outstanding	—	—	80	95	75
Inventory turnover days	85	91	89	92	77
Payable days	82	82	88	86	77
Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	28.4%	30.1%	29.6%
Return on equity (%)	12.3%	8.1%	11.4%	9.4%	2.6%
Return on capital employed (%)	9.1%	9.2%	9.9%	11.0%	6.7%
Capital turnover (times)	1.3	1.4	1.3	1.3	1.4
Free cash flow	3,191	1,607	5,298	5,363	6,128
Free cash flow before M&A	3,236	1,604	5,551	5,061	7,633
Exchange rates used in the consolidation
SEK/EUR - closing rate	—	—	10.50	10.55	10.43
SEK/USD - closing rate	—	—	9.37	9.27	9.32
Other
Market area inventory, end of period	18,183	21,205	18,183	21,205	17,530
Export sales from Sweden	30,178	28,356	57,580	50,842	120,822

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2020		2019
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	25,265	24,942	24,559	24,322	23,942	24,051
North East Asia	13,965	13,786	13,783	13,608	13,334	13,169
North America	9,785	9,718	9,643	9,487	9,342	9,246
Europe and Latin America ¹)	46,521	46,402	47,135	44,150	43,846	43,833
Middle East and Africa	4,264	4,247	4,297	4,320	4,292	4,281

Total	99,800	99,095	99,417	95,887	94,756	94,580

¹) Of which Sweden	12,884	12,746	12,730	12,679	12,549	12,455

33 Ericsson | Second quarter report 2020	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-312	-335	-218	-28	-26	-65
Research and development expenses	-227	39	-79	-98	-49	-118
Selling and administrative expenses	-144	-5	-30	-21	-43	-23

Total	-683	-301	-327	-147	-118	-206

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-647	-335	-337	-119	-91	-65
Research and development expenses	-188	39	-344	-265	-167	-118
Selling and administrative expenses	-149	-5	-117	-87	-66	-23

Total	-984	-301	-798	-471	-324	-206

Restructuring charges by segment

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-380	-75	-48	-5	-5	-10
of which cost of sales	-110	-72	-24	12	9	-3
of which operating expenses	-270	-3	-24	-17	-14	-7
Digital Services	34	20	-206	-128	-93	-187
of which cost of sales	3	-16	-125	-32	-27	-60
of which operating expenses	31	36	-81	-96	-66	-127
Managed Services	-2	-245	-42	-2	1	-2
of which cost of sales	-2	-245	-40	-2	3	-1
of which operating expenses	0	0	-2	0	-2	-1
Emerging Business and Other	-335	-1	-31	-12	-21	-7
of which cost of sales	-203	-2	-29	-6	-11	-1
of which operating expenses	-132	1	-2	-6	-10	-6

Total	-683	-301	-327	-147	-118	-206

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-455	-75	-68	-20	-15	-10
of which cost of sales	-182	-72	-6	18	6	-3
of which operating expenses	-273	-3	-62	-38	-21	-7
Digital Services	54	20	-614	-408	-280	-187
of which cost of sales	-13	-16	-244	-119	-87	-60
of which operating expenses	67	36	-370	-289	-193	-127
Managed Services	-247	-245	-45	-3	-1	-2
of which cost of sales	-247	-245	-40	0	2	-1
of which operating expenses	0	0	-5	-3	-3	-1
Emerging Business and Other	-336	-1	-71	-40	-28	-7
of which cost of sales	-205	-2	-47	-18	-12	-1
of which operating expenses	-131	1	-24	-22	-16	-6

Total	-984	-301	-798	-471	-324	-206

34 Ericsson | Second quarter report 2020	Items excluding restructuring charges

Gross income and gross margin excluding restructuring charges by segment

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,132	15,658	18,289	16,315	15,661	14,458
Digital Services	3,735	2,945	5,023	3,781	3,338	2,938
Managed Services	957	1,178	1,079	1,138	776	1,037
Emerging Business and Other	405	342	261	334	322	411

Total	21,229	20,123	24,652	21,568	20,097	18,844

	2020		2019
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	40.5%	44.6%	41.1%	41.6%	41.4%	43.2%
Digital Services	43.6%	40.1%	38.1%	38.3%	37.1%	37.6%
Managed Services	17.2%	20.6%	15.4%	17.9%	12.3%	17.7%
Emerging Business and Other	25.3%	21.9%	15.1%	20.5%	19.2%	23.5%

Total	38.2%	40.4%	37.1%	37.8%	36.7%	38.5%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	31,790	15,658	64,723	46,434	30,119	14,458
Digital Services	6,680	2,945	15,080	10,057	6,276	2,938
Managed Services	2,135	1,178	4,030	2,951	1,813	1,037
Emerging Business and Other	747	342	1,328	1,067	733	411

Total	41,352	20,123	85,161	60,509	38,941	18,844

	2020		2019
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42.4%	44.6%	41.8%	42.0%	42.2%	43.2%
Digital Services	42.0%	40.1%	37.8%	37.7%	37.3%	37.6%
Managed Services	18.9%	20.6%	15.8%	15.9%	14.9%	17.7%
Emerging Business and Other	23.6%	21.9%	19.6%	21.1%	21.4%	23.5%

Total	39.3%	40.4%	37.5%	37.6%	37.5%	38.5%

35 Ericsson | Second quarter report 2020	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,635	5,902	6,447	7,221	5,685	5,482
Digital Services	-731	-1,437	42	-532	-1,312	-1,611
Managed Services	265	653	334	564	202	1,254
Emerging Business and Other	-635	-511	-371	-11,302	-718	-23

Total	4,534	4,607	6,452	-4,049	3,857	5,102

	2020		2019
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	14.1%	16.8%	14.5%	18.4%	15.0%	16.4%
Digital Services	-8.5%	-19.6%	0.3%	-5.4%	-14.6%	-20.6%
Managed Services	4.8%	11.4%	4.8%	8.9%	3.2%	21.4%
Emerging Business and Other	-39.6%	-32.7%	-21.4%	-695.1%	-42.8%	-1.3%

Total	8.2%	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,537	5,902	24,835	18,388	11,167	5,482
Digital Services	-2,168	-1,437	-3,413	-3,455	-2,923	-1,611
Managed Services	918	653	2,354	2,020	1,456	1,254
Emerging Business and Other	-1,146	-511	-12,414	-12,043	-741	-23

Total	9,141	4,607	11,362	4,910	8,959	5,102

	2020		2019
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.4%	16.8%	16.0%	16.6%	15.7%	16.4%
Digital Services	-13.6%	-19.6%	-8.6%	-12.9%	-17.4%	-20.6%
Managed Services	8.1%	11.4%	9.2%	10.9%	12.0%	21.4%
Emerging Business and Other	-36.2%	-32.7%	-183.0%	-238.2%	-21.6%	-1.3%

Total	8.7%	9.3%	5.0%	3.1%	8.6%	10.4%

36 Ericsson | Second quarter report 2020	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2019.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2020		2019
Isolated quarters, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	55,578	49,750	66,373	57,127	54,810	48,906
Acquired business	-422	-319	-96	—	—	—
Net FX impact	-326	-1,654	-2,748	-2,457	-2,538	-2,932
Comparable net sales, excluding FX impact	54,830	47,777	63,529	54,670	52,272	45,974
Comparable quarter net sales adj. for acq/div business 1)	54,810	48,798	63,037	53,077	49,055	42,961
Sales growth adjusted for comparable units and currency (%)	0%	-2%	1%	3%	7%	7%

	2020		2019
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	105,328	49,750	227,216	160,843	103,716	48,906
Acquired business	-741	-319	-96	—	—	—
Net FX impact	-1,980	-1,654	-10,675	-7,927	-5,470	-2,932
Comparable net sales, excluding FX impact	102,607	47,777	216,445	152,916	98,246	45,974
Comparable quarter net sales adj. for acq/div business 1)	103,608	48,798	208,130	145,093	92,016	42,961
Sales growth adjusted for comparable units and currency (%)	-1%	-2%	4%	5%	7%	7%

1)	Adjusted for divestment of MediaKind in February 2019 and acquisition of Kathrein in October 2019.

37 Ericsson | Second quarter report 2020	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	20,917	19,788	24,434	21,540	20,071	18,779
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
Gross margin (%)	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%

Gross income	20,917	19,788	24,434	21,540	20,071	18,779
Restructuring charges included in cost of sales	312	335	218	28	26	65
Gross income excluding restructuring charges	21,229	20,123	24,652	21,568	20,097	18,844
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
Gross margin excluding restructuring charges (%)	38.2%	40.4%	37.1%	37.8%	36.7%	38.5%

Operating expenses	-17,045	-15,543	-19,028	-14,217	-16,331	-14,639
Restructuring charges included in R&D expenses	227	-39	79	98	49	118
Restructuring charges included in selling and administrative expenses	144	5	30	21	43	23
Operating expenses excluding restructuring charges	-16,674	-15,577	-18,919	-14,098	-16,239	-14,498

Operating income (loss)	3,851	4,306	6,125	-4,196	3,739	4,896
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
Operating margin (%)	6.9%	8.7%	9.2%	-7.3%	6.8%	10.0%

Operating income (loss)	3,851	4,306	6,125	-4,196	3,739	4,896
Total restructuring charges	683	301	327	147	118	206
Operating income (loss) excluding restructuring charges	4,534	4,607	6,452	-4,049	3,857	5,102
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
Operating margin excluding restructuring charges (%)	8.2%	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	40,705	19,788	84,824	60,390	38,850	18,779
Net sales	105,328	49,750	227,216	160,843	103,716	48,906
Gross margin (%)	38.6%	39.8%	37.3%	37.5%	37.5%	38.4%

Gross income	40,705	19,788	84,824	60,390	38,850	18,779
Restructuring charges included in cost of sales	647	335	337	119	91	65
Gross income excluding restructuring charges	41,352	20,123	85,161	60,509	38,941	18,844
Net sales	105,328	49,750	227,216	160,843	103,716	48,906
Gross margin excluding restructuring charges (%)	39.3%	40.4%	37.5%	37.6%	37.5%	38.5%

Operating expenses	-32,588	-15,543	-64,215	-45,187	-30,970	-14,639
Restructuring charges included in R&D expenses	188	-39	344	265	167	118
Restructuring charges included in selling and administrative expenses	149	5	117	87	66	23
Operating expenses excluding restructuring charges	-32,251	-15,577	-63,754	-44,835	-30,737	-14,498

Operating income (loss)	8,157	4,306	10,564	4,439	8,635	4,896
Net sales	105,328	49,750	227,216	160,843	103,716	48,906
Operating margin (%)	7.7%	8.7%	4.6%	2.8%	8.3%	10.0%

Operating income (loss)	8,157	4,306	10,564	4,439	8,635	4,896
Total restructuring charges	984	301	798	471	324	206
Operating income (loss) excluding restructuring charges	9,141	4,607	11,362	4,910	8,959	5,102
Net sales	105,328	49,750	227,216	160,843	103,716	48,906
Operating margin excluding restructuring charges (%)	8.7%	9.3%	5.0%	3.1%	8.6%	10.4%

38 Ericsson | Second quarter report 2020	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,585	2,280	4,484	-6,894	1,847	2,403
Taxes	1,558	1,124	1,570	2,013	1,451	1,888
Financial income and expenses, net	-292	902	71	685	441	605
Amortization and write-downs of acquired intangibles	258	321	269	229	226	314
EBITA	4,109	4,627	6,394	-3,967	3,965	5,210
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
EBITA margin (%)	7.4%	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	4,865	2,280	1,840	-2,644	4,250	2,403
Taxes	2,682	1,124	6,922	5,352	3,339	1,888
Financial income and expenses, net	610	902	1,802	1,731	1,046	605
Amortization and write-downs of acquired intangibles	579	321	1,038	769	540	314
EBITA	8,736	4,627	11,602	5,208	9,175	5,210
Net sales	105,328	49,750	227,216	160,843	103,716	48,906
EBITA margin (%)	8.3%	9.3%	5.1%	3.2%	8.8%	10.7%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,585	2,280	4,484	-6,894	1,847	2,403
Net income reconciled to cash	5,588	4,744	7,953	-4,320	4,952	5,481
Cash flow from operating activities	5,449	4,302	496	6,989	3,623	5,765
Cash conversion (%)	97.5%	90.7%	6.2%	-161.8%	73.2%	105.2%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	4,865	2,280	1,840	-2,644	4,250	2,403
Net income reconciled to cash	10,332	4,744	14,066	6,113	10,433	5,481
Cash flow from operating activities	9,751	4,302	16,873	16,377	9,388	5,765
Cash conversion (%)	94.4%	90.7%	120.0%	267.9%	90.0%	105.2%

39 Ericsson | Second quarter report 2020	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2020		2019
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	45,655	48,347	45,079	51,183	45,498	45,453
+ Interest-bearing securities, current	5,739	7,834	6,759	5,866	6,367	3,183
+ Interest-bearing securities, non-current	24,025	23,335	20,354	19,157	17,091	23,022
Gross cash, end of period	75,419	79,516	72,192	76,206	68,956	71,658
- Borrowings, current	15,290	17,759	9,439	1,622	2,160	3,015
- Borrowings, non-current	22,581	23,381	28,257	37,153	33,040	32,533
Net cash, end of period	37,548	38,376	34,496	37,431	33,756	36,110

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2020		2019
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	276,778	292,307	276,383	288,531	280,447	283,958

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,240	2,703	2,679	2,308	2,646	2,670
Deferred tax liabilities	1,164	1,060	1,224	857	1,178	792
Other non-current liabilities	1,813	2,178	2,114	2,163	2,160	2,118
Provisions, current	8,363	8,357	8,244	19,699	8,712	9,363
Contract liabilities	31,532	34,265	29,041	34,499	37,264	38,605
Trade payables	32,182	29,840	30,403	30,672	31,388	30,842
Other current liabilities	34,834	40,521	37,405	34,624	33,351	38,528
Capital employed	164,650	173,383	165,273	163,709	163,748	161,040

Capital turnover

Annualized net sales divided by average capital employed.

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	55,578	49,750	66,373	57,127	54,810	48,906
Annualized net sales	222,312	199,000	265,492	228,508	219,240	195,624
Average capital employed
Capital employed at beginning of period	173,383	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	169,017	169,328	164,491	163,729	162,394	155,328
Capital turnover (times)	1.3	1.2	1.6	1.4	1.4	1.3

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	105,328	49,750	227,216	160,843	103,716	48,906
Annualized net sales	210,656	199,000	227,216	214,457	207,432	195,624
Average capital employed
Capital employed at beginning of period	165,273	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	164,962	169,328	157,444	156,662	156,682	155,328
Capital turnover (times)	1.3	1.2	1.4	1.4	1.3	1.3

40 Ericsson | Second quarter report 2020	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed.

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	3,851	4,306	6,125	-4,196	3,739	4,896
Annualized operating income (loss)	15,404	17,224	24,500	-16,784	14,956	19,584
Average capital employed
Capital employed at beginning of period	173,383	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	169,017	169,328	164,491	163,729	162,394	155,328
Return on capital employed (%)	9.1%	10.2%	14.9%	-10.3%	9.2%	12.6%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	8,157	4,306	10,564	4,439	8,635	4,896
Annualized operating income (loss)	16,314	17,224	10,564	5,919	17,270	19,584
Average capital employed
Capital employed at beginning of period	165,273	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	164,962	169,328	157,444	156,662	156,682	155,328
Return on capital employed (%)	9.9%	10.2%	6.7%	3.8%	11.0%	12.6%

Equity ratio

Equity expressed as a percentage of total assets.

	2020		2019
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	78,472	79,113	81,878	77,475	84,533	84,532
Total assets	276,778	292,307	276,383	288,531	280,447	283,958
Equity ratio (%)	28.4%	27.1%	29.6%	26.9%	30.1%	29.8%

Return on equity

Annualized net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	2,452	2,156	4,430	-6,229	1,705	2,317
Annualized	9,808	8,624	17,720	-24,916	6,820	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	79,841	82,559	78,200	84,488	84,619	86,978
Stockholders’ equity, end of period	79,005	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	79,423	81,200	80,380	81,344	84,554	85,799
Return on equity (%)	12.3%	10.6%	22.0%	-30.6%	8.1%	10.8%

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	4,608	2,156	2,223	-2,207	4,022	2,317
Annualized	9,216	8,624	2,223	-2,943	8,044	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	82,559	82,559	86,978	86,978	86,978	86,978
Stockholders’ equity, end of period	79,005	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	80,782	81,200	84,769	82,589	85,733	85,799
Return on equity (%)	11.4%	10.6%	2.6%	-3.6%	9.4%	10.8%

41 Ericsson | Second quarter report 2020	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2020		2019
Isolated quarters, SEK	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	0.74	0.65	1.33	-1.89	0.51	0.70
Restructuring charges	0.14	0.07	0.07	0.04	0.02	0.05
Amortization and write-downs of acquired intangibles	0.06	0.07	0.06	0.05	0.06	0.05
Earnings (loss) per share (non-IRFS)	0.94	0.79	1.46	-1.80	0.59	0.80

	2020		2019
Year to date, SEK	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	1.39	0.65	0.67	-0.67	1.21	0.70
Restructuring charges	0.21	0.07	0.18	0.11	0.07	0.05
Amortization and write-downs of acquired intangibles	0.13	0.07	0.22	0.16	0.11	0.05
Earnings (loss) per share (non-IRFS)	1.73	0.79	1.07	-0.40	1.39	0.80

Free cash flow and free cash flow before M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2020		2019
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	5,449	4,302	496	6,989	3,623	5,765
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,327	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	69	26	206	122	184	232
Product development	-211	-262	-329	-313	-446	-457
Other investing activities	-126	-42	-74	-56	-36	-165
Repayment of lease liabilities	-618	-596	-711	-1,052	-623	-604
Free cash flow before M&A	3,236	2,315	-1,887	4,459	1,604	3,457
Acquisitions/divestments of subsidiaries and other operations, net	-45	-208	-1,341	-466	3	299
Free cash flow	3,191	2,107	-3,228	3,993	1,607	3,756

	2020		2019
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	9,751	4,302	16,873	16,377	9,388	5,765
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-2,440	-1,113	-5,118	-3,643	-2,412	-1,314
Sales of property, plant and equipment	95	26	744	538	416	232
Product development	-473	-262	-1,545	-1,216	-903	-457
Other investing activities	-168	-42	-331	-257	-201	-165
Repayment of lease liabilities	-1,214	-596	-2,990	-2,279	-1,227	-604
Free cash flow before M&A	5,551	2,315	7,633	9,520	5,061	3,457
Acquisitions/divestments of subsidiaries and other operations, net	-253	-208	-1,505	-164	302	299
Free cash flow	5,298	2,107	6,128	9,356	5,363	3,756

42 Ericsson | Second quarter report 2020	Alternative performance measures